UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

Foot Locker, Inc.

(Exact name of registrant as specified in its charter)

New York	1-10299	13-3513936
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(212) 720-3700
330 West 34th Street, New York, New York 10001 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (212) 720-3700

Todd Greener (212) 720-3700

(Name and telephone number, including area code of the person to contact in connection with this report.)

_____________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD, a Conflict Minerals Report (the “Report”) is provided as Exhibit 1.01 to this Form SD. The Report is also publicly available at investors.footlocker-inc.com/formsd, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02. Exhibit.

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit No. Description

1.01	Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOOT LOCKER, INC.

Date: May 20, 2022	By:	/s/ Todd Greener
Name: Todd Greener Title: Senior Vice President – Global Supply Chain